LOREN P. HANSEN A PROFESSIONAL CORPORATION ATTORNEY AT LAW 1301 DOVE STREET, SUITE 370
TELEPHONE: (949) 851-6125	NEWPORT BEACH, CALIFORNIA 92660 lphansen@lphansenlaw.com	CELL PHONE: (949) 275-1145

June 16, 2017

VIA EDGAR

Ms. Era Anagnosti

Legal Branch Chief

Office of Financial Services

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	RBB Bancorp
Draft Registration Statement on Form S-1
Confidentially Submitted May 3, 2017
CIK No. 0001499422

Dear Ms. Anagnosti:

On behalf of RBB Bancorp, a California corporation (the “Company’), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 30, 2017 (the “Comment Letter”) relating to the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently herewith, the Company has confidentially submitted an amendment to the Draft Registration Statement (the “Amendment”).

For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement. All page references in the responses set forth below refer to pages of the Amendment in the marked copy.

Risk Factors, page 20

Adverse conditions in Asia and elsewhere could adversely affect our business, page 26

1.	You disclose that a substantial number of your customers have economic ties to Asia that could affect your business. Please provide additional detail in this regard to give investors a sufficient understanding of the nature and extent of the economic and cultural ties your customers have in the Asian markets. Additionally, consider also addressing in the Business section of your prospectus the importance that these economic ties may have on your business and strategic goals.

Response: In response to the Staff’s comment, page 27 of the Amendment has been revised to clarify the limited extent of the Company’s customers economic ties to Asia. While we also considered addressing the issue in the “Business” section, given the limited extent of the Company’s customers economic ties to Asia, the Company believes the amended disclosures in the “Risk Factors” section is sufficient.

Selected Historical Consolidated Financial Data, page 52

Non-GAAP Financial Measures, page 55

Adjusted Allowance for Loan Losses to Total Loans Ratio, page 57

2.	We note you add unaccreted credit discounts related to prior acquisitions to the allowance for loan losses to derive an adjusted allowance for loan losses to total loans ratio that appears to use an individually tailored recognition and measurement method which could violate Rule 100(b) of Regulation G. Please remove this non-GAAP financial measure in future filings. Please refer to Question 100.04 of the Compliance & Disclosure Interpretations for guidance.

Response: In response to the Staff’s comment, pages 18, 20, 54, 55, 58, and 66 of the Amendment have been revised by removing the adjusted allowance for loan losses to total loans ratio in charts, footnotes and related text.

Business, page 110

3.	We note you operate as a minority deposit institution under FDIC guidelines, which confers eligibility for certain non-financial assistance from the FDIC and other federal regulatory agencies. We also note that you consider access to the FDIC technical assistance program one of your major competitive advantages (refer to disclosure in the third paragraph on page 115). In an appropriate section of the filing, please discuss whether you intend to maintain this designation after this offering, and what impact loss of such designation may have on your business. To the extent material, please include a risk factor discussing the effect this offering may have on your ability to maintain your minority depositary institution designation.

Response: In response to the Staff’s comment, pages 3, 9, 112 and 117 of the Amendment have been revised to reflect the Company’s belief that it will remain a minority deposit institution after the offering. Additional text provides that even if the Company should lose such designation, the Company believes the FDIC will continue to provide certain assistance to the Company, and that a loss of such designation would not have a material impact on its current business. Accordingly, the Company does not believe a Risk Factor on this point is necessary.

Our Strategic Plan, page 111

4.	You disclose that your future geographic expansion is currently focused in New York City and Houston. Considering that you attribute the success and growth you have experienced so far to your management team’s strong “local community ties” as well as their credibility and relationships with both federal and California bank regulatory agencies, please disclose how you intend to successfully enter these new markets. Factors to consider in your discussion should include: the relative size of the immigrant Asian-American populations in markets targeted for expansion, particularly the Chinese-American population; the relevant similarities of dissimilarities of the Asian-American populations in those markets to that of the demographic in the markets you currently serve; why local markets have not already met the demand for these banking services to the extent demand exists; the presence or absence of likely acquisition opportunities; and how you will transfer your model of community focused relationship based banking to areas where you appear to have no existing or neighboring presence. In this regard, we also note the risk factor “our business depends on our ability to attract and retain Asian-American immigrants as clients” on page 20.

Response: In response to the Staff’s Comments, pages 8, 115 and 116 of the Amendment have been expanded to reflect the Company’s future geographic expansion plans in greater detail which includes a discussion of the various factors described in the Comment Letter.

Lending Activities, page 120

5.	Under the heading “Commercial and Industrial Loans,” you state that your trade finance unit provides international letters of credit, SWIFT, export advice, trade finance discounts and foreign exchange, and disclose that your trade finance area has a correspondent relationship with many of the largest banks in China, Taiwan, Vietnam, Hong Kong and Singapore. Please provide an analysis of whether these activities and relationships subject you to risks related to foreign currency fluctuations and, if so, to what extent.

Response: In response to the Staff Comments, page 123 of the Amendment has been revised to clarify that the Company is not subject to foreign currency fluctuations, as its transactions are conducted in U.S. Currency.

Executive Compensation, page 149

Summary Compensation Table, page 149

6.	Please refer to Mr. Thian’s Board Director Fee disclosed as “Other Compensation.” Since you appear to have provided disclosure pursuant to Instruction 3 to Item 402(n) of Regulation S-K, then remove Mr. Thian’s director compensation disclosure from the Director Compensation table on page 157.

Response: In response to the Staff’s Comments, pages 152 and 160 of the Amendment have been revised to remove Mr. Thian’s director compensation from the Director compensation table on page 160, and the table on page 152 has been amended to include a footnote disclosing additional compensation paid to Mr. Thian in his capacity as a director.

Principal Family Shareholders, page 163

7.	Please provide us with a detailed legal analysis explaining how you determined that Messrs. Chang, Kao, Thian, Chen, Feng Lin and Paul Lin are not considered beneficial owners of all of the shares owned by their respective family members. Refer to Item 403(a) of Regulation S-K and Exchange Act Rule 13(d)(3).

Response: In response to the Staff’s Comments, the requested legal analysis as to why Messrs. Chang, Kao, Thian, Chen, Feng Lin and Paul Lin are not considered beneficial owners of all of the shares owned by their respective family members follows.

Under Rule 13d-3 of the Exchange Act (“Rule 13d-3”), a person is a beneficial owner of an equity security if that person, either directly or indirectly, has or shares: (1) voting power, including the power to vote, or to direct the voting of, the security; or (2) investment power, including the power to dispose, or to direct the disposition of, the security. Further, a person is deemed a beneficial owner of a security if that person has the right to acquire beneficial ownership of an equity security within 60 days. For purposes of Rule 13d-3, a beneficial owner also encompasses “any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise” maintains any voting or investment power with respect to a security. An aggregation of persons or entities (i.e., a “group”) may also be the beneficial owner of a particular security to the extent they act for the purpose of indirectly or directly obtaining the securities pursuant to some formal written shareholder or voting agreements or any informal arrangement or understanding among such persons or entities. The fundamental factor for determining whether an aggregation of persons constitutes a “group” for purposes of Rule 13d-3 is whether the persons are “combined in furtherance of a common objective.”

In the “Principal and Selling Shareholders” section of the Draft Registration Statement on page 163, the Company has reported the common stock holdings for each of the directors, named executive officers and other selling shareholders of the Company, including for each of Messrs. Chang, Kao, Thian, Chen, Feng Lin and Paul Lin, pursuant to the requirements of Rule 13d-3 by including such person’s direct holdings (including any shares of common stock issuable pursuant to options that are currently exercisable or will become exercisable within 60 days of March 31, 2017) and indirect holdings, including any shares of common stock held by immediate family members, trusts or businesses where the reporting person has or shares voting power or investment power.

The Company included in the Draft Registration Statement a separate “Principal Family Shareholders” section on page 166 because it did not believe that the Rule 13d-3 beneficial ownership standard adequately provided potential investors with an understanding of the overall family ownership of the Company. In this section, the Company included the holdings of extended family members and family owned businesses for each of Messrs. Chang, Kao, Thian, Chen, Feng Lin and Paul Lin, even though the holdings of such families and businesses are not required to be reported as a “group” under Rule 13d-3 since there are no formal written shareholder or voting agreements nor any informal arrangement or understanding among any of the family members or related businesses with respect to their holdings of the Company’s common stock.

The “Principal Family Shareholders” section reports the holdings of the Company’s common stock for each of the families of Messrs. Chang, Kao, Thian, Chen, Feng Lin and Paul Lin pursuant to the more inclusive control standard of the Board of Governors of the Federal Reserve System (the “Federal Reserve”)(see 12 CFR Sections 225.31 and 225.41 through 225.44 of Regulation Y). The Federal Reserve presumes that certain types of persons are acting in concert for purposes of determining control of a bank or bank holding company, including:

•	a company and any controlling stockholder, partner, trustee or management official of the company;

•	an individual and the individual’s “immediate family”;

•	companies under common control;

•	companies or individuals that reach an agreement (which does not need to be express) or understanding regarding the target’s voting securities, other than through a revocable proxy;

•	persons that have made or are going to make a joint filing under Sections 13 or 14 of the Exchange Act; and

•	a person and any trust for which the person serves as trustee.

For purposes of such a control determination, “immediate family” includes a person’s father, mother, stepfather, stepmother, brother, sister, stepbrother, stepsister, son, daughter, stepson, stepdaughter, grandparent, grandson, granddaughter, father-in-law, mother-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, the spouse of the foregoing, and the person’s spouse.

As a result of the more inclusive Federal Reserve standard of control, the “Principal Family Shareholders” section reports the holdings of the Company’s common stock for all of the persons that would be deemed to be acting in concert, which is far broader than the definition of beneficial ownership under Rule 13d-3.

By way of example, Mr. Thian’s ownership in the “Principal and Selling Shareholders” section provides his beneficial ownership under Rule 13d-3, including his direct holdings and options that are exercisable within 60 days of March 31, 2017, and his indirect holdings, including the shares held by his wife, in which he shares dispositive control, and the shares held by United Overseas Investment, Inc., in which Mr. Thian is president and is therefore a management official, as well as his disclaimer of beneficial ownership with respect to the shares held by Eastern Union Inc., in which he neither votes nor has control over the disposition of such shares. In the “Principal Family Shareholders” section, Mr. Thian’s family holdings include the number of shares held by his “immediate family” as defined above and each of the related companies that that are includable for Federal Reserve purposes. The same analysis applies regarding the Chang, Kao, Chen, Feng Lin and Paul Lin families.

Signatures

8.	Please identify the executive officer(s) who is signing the registration statement in the capacity of principal financial officer, and controller or principal accounting officer. Refer to Instructions 1 and 2 to Signatures in Form S-1.

Response: The signature page has been corrected to refer to Mr. Morris as the Chief Financial Officer and as signing in his capacity of principal financial and accounting officer.

The Company believes the foregoing provides a complete response to the Comment Letter. Please contact the undersigned at (949) 851-6125 or lphansen@lphansenlaw.com if you have any questions regarding the foregoing.

Very truly yours,

/s/ Loren P. Hansen

Loren P. Hansen

cc:	Yee Phong (Alan) Thian, Chairman, President and Chief Executive Officer, RBB Bancorp

David Morris, Chief Financial Officer, RBB Bancorp

Mr. Norman Antin, Holland & Knight

Mr. Jeffrey Haas, Holland & Knight